Filed by Peoples Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Peoples Energy Corporation
Commission File No. 1-5540

The following information was distributed to employees of Peoples Energy who work in the Gas Distribution Segment via an internal company newsletter on July 21, 2006.

We Have the Energy 2006

Gas Distribution Update
Delivering safe and reliable natural gas to improve the lives of people

July 21, 2006

This edition of Gas Distribution Update provides employees with the latest news on the merger integration, as well as an update on our compliance work and continued efforts to improve communications with our customers.

Creating a Stronger Organization
The proposed merger between Peoples Energy and WPS Resources will create a stronger, more diversified regulated utility business:
♦	A majority of earnings continue to be from low-risk utility operations
♦	Regulated businesses have a good operational fit
♦	Greater market and regulatory diversity across four states

The combined company will be better positioned to serve its regulated customers
♦	Shared focus on operational excellence and constructive regulatory approach
♦	Grow rate base through capital investment

Finally, both have complementary and growing non-regulated energy services businesses.

Merger Integration Team Formed
The following employees will participate as members of the merger integration team, which is being championed by Larry Weyers, WPS CEO:

♦	Transition Committee - Tom Nardi, Bill Morrow
♦	Project Management Office - Joe Phillips, Diane Cantway, Monica Marshall
♦	Transaction Teams
o	Regulatory - Kathy Donofrio
o	Shareholder Services - Dave Waltz
♦	Organizational Design - Desiree Rogers, Kathy Donofrio
o	Holding Company Name Selection - Kim Kumiega, Ann DeBortoli
♦	Integration Teams
o	Regulatory - Sam Fiorella
o	Finance and Accounting - Linda Kallas
o	Shared Services - Mike O’Connell, John Cadogan, Will Evans, Chris Gregor, Jim Robinson
o	Operations - Tom Zack, Larry Szumski, Rick Taglienti, John Kleczynski
o	Non-regulated - Ann DeBortoli
o	HR - Marlene Young-Peel
o	Public Affairs - Adrienne Jones
o	Asset Management - Tim Hermann
♦	Communications and Change Management - Rod Sierra
♦	Competitive Excellence - Frank Scumacci
♦	ITS - Mike O’Connell
♦	Human Resources - Kathy Donofrio

These teams will be meeting with their counterparts at WPS during the coming weeks to work on the integration of our two companies.

Forward-Looking Statements
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This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this document are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information
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This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
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WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
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This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.